July 26, 2010

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Helix Wind, Corp. Withdrawal of Registration Statement on Form S-1 File Number: 333-166655

Ladies and Gentlemen:

Helix Wind, Corp. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-166655) filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2010, together with all exhibits thereto (the “Registration Statement”).

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby confirms that no securities were sold pursuant to the Registration Statement. The Registration Statement has not been declared effective by the SEC. The Company makes this application on the grounds that the selling shareholder named in the Registration Statement no longer has a present intention to offer or sell securities under the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Kevin Claudio, Helix Wind, Corp., 13125 Danielson Street, Suite 101, Poway, California 92064.  If you have any questions with respect to this matter, please contact Kevin Claudio at 858.513.1033.

Sincerely,

/s/ Kevin Claudio
Kevin Claudio